Ilan Katz Partner ilan.katz@dentons.com D +1 212 632 5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

December 2, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Aurora Technology Acquisition Corp.

Draft Registration Statement on Form S-1

CIK No. 0001883788

Ladies and Gentlemen:

On behalf of our client, Aurora Technology Acquisition Corp., a Delaware corporation (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the proposed initial public offering of the Company’s securities, consisting of: (a) units (“Units”), with each Unit consisting of one Class A ordinary share of the Company (a “Class A Ordinary Share”), one redeemable warrant of the Company to purchase one-half of a Class A Ordinary Share (each whole warrant, a “Warrant”), and one right to purchase one-twentieth of a Class A Ordinary Share (each, a “Right”), (b) all Class A Ordinary Shares, Warrants and Rights issued as part of the Units, (c) Class A Ordinary Shares underlying Rights included as part of the Units and (d) Class A Ordinary Shares issuable upon exercise of the Warrants included as part of the Units.

In accordance with Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,070,000,000 since August 6, 2021 (the Company’s inception). Moreover, the Company’s common equity securities have not previously been sold pursuant to an effective registration statement under the Securities Act.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show as such term is defined in 17 C.F.R. § 230.433(h)(4), or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (212) 632-5556.

Sincerely,

/s/ Ilan Katz

Ilan Katz

cc:	Grant Levine

Dentons US LLP

cc:	Zachary Wang

Aurora Technology Acquisition Corp.